UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Antelope Enterprise Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, no par value

(Title of Class of Securities)

G041JN122

(CUSIP Number)

Yina Weng

No. 10, Unit 3, Building 2, No. 59, West Section 1, Second Ring Road

Wuhou District, Chengdu City

Sichuan, China

+18884584523

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the Class A ordinary shares, no par value per share, of the Issuer (the “Class A Ordinary Shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G041JN122

1.	Names of Reporting Person. Yina Weng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,300,000 Class A Ordinary Shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,300,000 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.4%(2) (representing 15.56%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 1,150,000 Class A ordinary shares of the Issuer (the “Class A Ordinary Shares”) directly held by the Reporting Person, Ms. Yina Weng (“Ms. Weng”) and 1,150,000 Class A Ordinary Shares exercisable at any time commencing on February 23, 2024 and ending on February 22, 2029 pursuant to a Warrant held by the Reporting Person. The Issuer has shares divided into both Class A and Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 4,025,759 outstanding ordinary shares of the Issuer (the “Ordinary Shares”) as a single class, being the sum of 3,520,262 Class A Ordinary Shares and 505,497 Class B Ordinary Shares outstanding as of February 23, 2024, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5), registration No. 333-260958.

CUSIP No. G041JN122

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of Antelope Enterprise Holdings Limited (the “Issuer”). The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “AEHL.”

The principal executive offices of the Issuer are located at Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, PRC.

Item 2. Identity and Background.

(a) Name:

Ms. Yina Weng is also referred to herein as the “Reporting Person”.

The Reporting Person is a citizen of the People’s Republic of China.

(b) Residence or business address:

The address of Ms. Weng is No. 10, Unit 3, Building 2, No. 59, West Section 1, Second Ring Road, Wuhou District, Chengdu City, Sichuan Province, PRC.

(c) Principal business of each reporting person and address:

The principal business of Ms. Weng is administrative manager.

(d) — (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 23, 2024, the Reporting Person purchased 1,150,000 Class A Ordinary Shares and a Warrant exercisable to an additional 1,150,000 Class A Ordinary Shares (at an exercise price of $1.10 per share) of the Issuer, for $1,150,000, in a private placement.

CUSIP No. G041JN122

Item 4. Purpose of Transaction.

On February 23, 2024, the Reporting Person entered into an Securities Purchase Agreement and was issued a Warrant as described in the cover page and under Item 3. Both the Securities Purchase Agreement and the Warrant are attached hereto as exhibits.

The Reporting Person has held, and continues to hold, all shares of the Issuer owned by it for investment purposes.

Except as set forth in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to, at any time and from time to time, review or reconsider her position and/or change the purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.

(c) Except the information set forth in this Schedule 13D, no transactions in any of the Ordinary Shares of the Issuer have been effected by the Reporting Person during the past sixty days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Securities Purchase Agreement dated February 23, 2024.

B	Warrant to Purchase Class A Ordinary Shares dated February 23, 2024.

CUSIP No. G041JN122

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024

Yina Weng

By:	/s/ Yina Weng
Name:	Yina Weng